Exhibit 99.1

July 1, 2014

Mr. Frank LaGrange Johnson, Chairman
Members of the Board of Directors
Forward Industries, Inc.
477 Rosemary Ave., Suite 219
West Palm Beach, FL 33401

Dear Fellow Members of the Board:

Last month, after more than six months of unsuccessfully petitioning Chairman Johnson and his supporters on the Board to address Forward's chronic underperformance and poor corporate governance, I was compelled to bring my concerns directly to Forward's shareholders and nominate a new slate of seven highly qualified candidates for election to the Board at the 2014 Annual Meeting.  On June 20, 2014, I issued a press release expressing my frustration with the Board's (specifically, Mr. Johnson's and his supporters') unwillingness to engage in a constructive dialogue regarding these matters and the significant destruction of shareholder value at Forward.  I believe that the Board, through its past actions, has lost credibility with shareholders and lacks the mandate to continue to serve as stewards of the shareholders' capital ahead of the 2014 Annual Meeting.  Accordingly, I am compelled to restate certain of my concerns and urge you to refrain from taking, or supporting management in taking, any actions that may further devalue our company or deprive shareholders of their right to determine the composition of the Board and the direction of their Company at the 2014 Annual Meeting.

Over the past year, a subset of the Board (from which myself and Howard Morgan have been consistently excluded) has overseen and approved a number of highly questionable transactions, in each case involving Mr. Johnson (and often other insiders). I believe these related-party transactions are highly inappropriate given the Company’s financial circumstances and demonstrate a troubling lack of independence on the Board. Some particularly egregious examples include:

•
Investment of Significant Corporate Funds with Mr. Johnson’s Company, Leading to Significant Losses. Forward has invested nearly $2 million of corporate funds with LaGrange Capital Administration LLC, of which Mr. Johnson is the managing member and entitled to advisory fees, comprised of a 1% asset-based fee and a 20% performance fee.  As a result of these activities, Forward recognized approximately $722,000 of net investment losses during fiscal year 2013.  I have come to believe that this investment strategy is an unreasonable and inappropriate use of corporate funds that benefits Mr. Johnson at the expense of Forward's shareholders.

•
Issuance of New 6% Senior Convertible Preferred Stock.   In June 2013, a special committee of the Board unilaterally designated and issued a new series of 6% senior convertible preferred stock to Mr. Johnson and eleven other investors (including another member of the Board—and former LaGrange Capital partner—Tim Gordon), with preferential dividend, governance, and liquidation rights that materially impact the rights of the Company's common stockholders. This private placement was made without any input from (or prior notice to) me or independent director Howard Morgan.  Assuming the validity of this issuance, Mr. Johnson, Mr. Gordon, and the other preferred stockholders are entitled to a 6% cumulative dividend, and have the right to demand a so-called liquidation payment (currently equal to $1,275,000) upon certain events, including a change in the composition of a majority of the Board as a result of a proxy contest (a measure clearly designed to entrench a subset of the Board, in my view).  Moreover,  the terms of the preferred stock prohibit the Company from paying dividends on its common stock without the consent of the preferred stockholders.

•
500%+ Increase in Rent Payable to Mr. Johnson's Company.  In May 2014, it came to light that Mr. Johnson was benefiting from yet another lucrative deal with the Company. In February of this year, Forward began leasing an office space for its CEO, Robert Garrett, from Mr. Johnson’s LaGrange Capital at a rate of $2,500 per month, or $30,000 per annum. As of April 1st, however, the Company agreed to increase the amount of rental charges payable to Mr. Johnson's fund to $12,700 per month, or $152,400 per annum. Putting aside the obvious question of why the Company should be paying for an expensive one-man NY office at all, given that the rest of our executive team and head office is in Florida, I find it shocking that the Company would agree to a 500% increase in rent payable to our Chairman without bringing the matter to the full Board. In my view, there is no evident reason for this increase or benefit to the Company in agreeing to it.

Recent events have only reinforced my firm belief that the Company is being mismanaged by its current leadership on the Board.  In response to my initial nomination of two new independent director candidates to replace Messrs. Johnson and Garrett on June 6, 2014, the Board failed to appoint a disinterested and independent committee to address my concerns about Messrs. Johnson and Garrett and consider my nominations.  Instead, a subset of the Board that is led by Mr. Johnson and includes Mr. Garrett has ignored these serious issues and sought to misrepresent my concerns about the Board as attacks on the Company.  The irony is that I am trying to protect the Company from them.  Clearly this subset of the Board lacks the independence necessary to respond to my serious concerns over Mr. Johnson's relentless self-dealing or Mr. Garrett's weak management, let alone my efforts to remove them from the Board.

With this troubling track record, I believe that management, with the support of Mr. Johnson and his allies on the Board, may undertake a dilutive capital raise, or other extraordinary action to disenfranchise shareholders, prior to the 2014 Annual Meeting.  In addition to any culpability for previous acts, I will consider holding any director that approves any action that has a potential to further devalue our Company personally liable.  Between now and the 2014 Annual Meeting, I insist that the Company does NOT take any of the following actions without BOTH Board and shareholder approval:

•	Issue additional shares of preferred stock or other equity, or engage in any transaction impacting on the Company's capital structure;

•	Burden the Company with additional financial leverage;

•	Pursue acquisitions or divestments;

•	Approve new capital expenditures or investments above $500,000; or

•	Delay the 2014 Annual Meeting.

Diluting existing Forward shareholders or raising capital in any form in advance of the 2014 Annual Meeting would, in my view, constitute a willful neglect of fiduciary duties to shareholders and I will hold the Company, any individuals, or companies that participate in such transaction, the Company's advisors, and any directors that approve such transaction personally accountable.

Forward's shareholders deserve the right to vote on the future of Forward's leadership before any decisions contribute to a further loss of value or burden the Company with additional risk.

My decision to nominate myself and six independent director candidates was carefully considered. The new director candidates that I have nominated are not my representatives, but rather fully independent director candidates that have relevant management, financial, and operational experience, including in industries directly relevant to Forward's core business. I have been Forward's largest shareholder since 2012 and have made every effort to work with the Board and management team in a constructive manner to avoid a proxy contest. During such time under Mr. Johnson's regime, my investment has suffered, along with those of my fellow shareholders. I will not tolerate further destruction of shareholder value.

I am committed to maximizing value for all Forward shareholders. My large investment in Forward reflects my belief that it is a company with great potential, with many talented long-term employees, an attractive core business, and what I believe to be underappreciated intrinsic value.  Unfortunately, however, I have lost confidence in the ability of the current Board, under the leadership of Messrs. Johnson and Garrett, to discharge their fiduciary duties to shareholders and reverse the ongoing destruction of shareholder value. An immediate reconstitution of the Board with new, highly qualified, and truly independent members is required to prevent further value destruction and ensure all future decisions place the interests of shareholders first and foremost.

Sincerely,

/s/ Terence Bernard Wise

Terence Bernard Wise

ADDITIONAL INFORMATION:

Terence Bernard Wise, together with the other participants named herein, intends to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit votes for the election of his director nominees at the 2014 annual meeting of stockholders of Forward Industries, Inc. ("Forward"), a New York corporation.

FORWARD STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY STATEMENT AND OTHER PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO INNISFREE M&A INCORPORATED TOLL-FREE AT (888) 750-5834 (BANKS AND BROKERS MAY CALL COLLECT AT (212) 750-5833).

The Participants in the proxy solicitation are Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine and Darryl Keys (collectively, the “Participants”).

As of the date hereof, Mr. Wise beneficially owns 1,608,541 shares of the Company's common stock, constituting approximately 19.6% of the class. As of the date hereof, Mr. Morgan beneficially owns 25,000 shares of the Company's common stock.

Contact:
Innisfree M&A Incorporated

Scott Winter, 212-750-5833